Youxin Technology Ltd

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province ♦ People’s Republic of China

September 30, 2024

Ms. Aliya Ishmukhamedova

Mr. Larry Spirgel

Ms. Kathleen Collins

Ms. Chen Chen

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Youxin Technology Ltd

Amendment No. 9 to Registration Statement on Form F-1

Filed September 16, 2024

CIK No. 0001964946

Dear Ms. Ishmukhamedova, Mr. Spirgel, Ms. Collins, and Ms. Chen:

This letter is in response to the letter dated September 23, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Youxin Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly.

Amendment No. 9 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

Factors Affecting Our Performance

Lost Customers, page 55

1.	We note your disclosures on page 1 and 54 where you state that you 22 lost customers during the six months ended March 31, 2023, which appears to suggest a churn rate of 67% for this period. However, the table on page 55 indicates that you lost 13 customers during the six months ended March 31, 2023, representing a churn rate of 39%. In addition, on page 54 you state that you had 17 customers at September 30, 2023 and lost 12 customers during the six months ended March 31, 2024, which would equate to a churn rate of 71% versus your disclosed rate of 75%. Please explain each of these apparent inconsistencies and revise as necessary.

Response: We have revised the disclosure to consistently disclose our lost customers. For the six months ended March 31, 2023, we lost 13 of our 33 customers at the beginning of the period, compared with 8 lost customers of the 25 customers at the beginning for the fiscal year ended September 30, 2022. We have revised the disclosure in pages 1 and 54 accordingly.

For the year ended September 30, 2023, the 17 customers represents a net loss between the number of customers at the beginning and the end of fiscal 2023. We have revised the disclosure to further clarify that we had 16 customers using our professional and payment channel services at the end of fiscal 2023.

Below is a further illustration of the customer count and churn rate calculations contained in our disclosures:

	For the year ended September 30, 2022	For the year ended September 30, 2023	For the six months ended March 31, 2023	For the six months ended March 31, 2024
Customers at beginning of the period	25	33	33	16
Lost Customers	8	22	13	12
New Customers	16	5	2	1
Net gain (loss) of customers	8	(17)	(11)	(11)
Customers at the end of the period	33	16	22	5
Churn Rate (lost customers divided by total number of customers at beginning of period)	32%	67%	39%	75%

At the start of fiscal year 2022, we began with 25 customers and lost 8 customers during the fiscal year, which resulted in a churn rate of 32%. During fiscal year 2022, we gained 16 new customers for a net gain of 8 customers, ending the fiscal year with a total of 33 customers.

At the start of fiscal year 2023, we began with 33 customers and lost 22 customers during the fiscal year, which resulted in a churn rate of 67%. During fiscal year 2023, we gained 5 new customers for a net loss of 17 customers, ending the fiscal year with a total of 16 customers.

At the start of the interim period for the six months ended March 31, 2023, we began with 33 customers and lost 13 customers during the interim period, which resulted in a churn rate of 39%. During the same interim period in 2023, we gained 2 new customers for a net loss of 11 customers, ending the interim period in 2023 with a total of 22 customers.

At the start of the interim period for the six months ended March 31, 2024, we began with 16 customers and lost 12 customers during the interim period, which resulted in a churn rate of 75%. During the same interim period in 2024, we gained 1 new customer for a net loss of 11 customers, ending the interim period in 2024 with a total of 5 customers.

Notes to Unaudited Condensed Consolidated Financial Statements, page F-33

2.	Please revise the header on page F-33 to refer to the financial statements for the six months ended March 31, 2024 and 2023.

Response: We have revised the disclosure on page F-33 accordingly.

Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shaozhang Lin
Shaozhang Lin